Mail Stop 4561

November 28, 2007

Robert W. Shaw
Chief Executive Officer
ArcSight, Inc.
5 Results Way
Cupertino, California 95014

> Re: **ArcSight, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on November 23, 2007**
> **File No. 333-145974**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Significant Judgments and Estimates, page 39

Stock-Based Compensation, page 40

1.   We note the revisions made to your disclosure in response to comment 2 of our letter dated November 15, 2007. Please revise to disclose the weighting applied to the market-comparable and income approaches used to estimate enterprise value at each valuation date. Also, explain your basis for the weightings used and any changes in the weightings at each valuation date.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact David W. Edgar at (202) 551-3459 or Christine E. Davis at (202) 551- 3408 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (650) 938-5200
       David A. Bell, Esq.
       Fenwick & West LLP